                                                                       EXHIBIT 1

                             CONFIDENTIAL TREATMENT

                         PURCHASE AND SUPPLY AGREEMENT

     This PURCHASE AND SUPPLY AGREEMENT ("Agreement") is made this 12th day of October, 1994, by and between Hudson Foods, Inc., a Delaware corporation (the "Supplier"), and Boston Chicken, Inc., a Delaware corporation (the "Company").

     WHEREAS, the Supplier has the capability to produce poultry products for distribution and retail sale by the Company, which products and their specifications are described in Exhibit A (the "BC Products"); and

     WHEREAS, the Company desires to assure a continuing supply of the BC Products and the Supplier desires to supply the Company with a portion of its requirements of the BC Products; and

     WHEREAS, the Supplier is willing to dedicate the entire chicken products production of its chicken processing facility at Dexter, Missouri (the "Dexter Facility") and, upon commencement of operations, the entire chicken products production of its chicken processing facility (exclusive of the protein plant associated therewith) currently under construction near Henderson, Kentucky (the "Henderson Facility" and, together with the Dexter Facility, the "Facilities") for sale hereunder to or for the account of the
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Company, and the Company desires to purchase or have sold for its account the entire chicken products production of the Facilities;

     NOW, THEREFORE, in consideration of the foregoing premises and of the mutual promises set forth herein, the parties hereto agree to the following:

     1.  PRODUCTION AND SALE OF PRODUCTS.

     a. The Supplier agrees to sell to the Company, or cause to be sold for the Company's account, the entire chicken products production (the "Products," which term shall include the BC Products) of (i) the Dexter Facility, commencing on April 1, 1995, or such earlier date as is mutually agreed upon in writing by the parties (the "Commencement Date"), and (ii) the Henderson Facility, commencing as of the date such Facility is first available for commercial production, as certified by the Supplier in writing to the Company (the "Henderson Facility Commencement Date"), and the Company agrees to purchase such Products. The Supplier further agrees to use its reasonable best efforts to (i) cause the Dexter Facility to be converted from its current operations and ready to begin production under this Agreement not later than April 1, 1995 and (ii) cause the Henderson Facility to be constructed and ready to begin initial production under this Agreement not later than May 1, 1996. The Supplier will (i) cause the Dexter Facility to

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

process a minimum average of 487,000 chickens per week from April 1, 1995 continuously to June 1, 1995, and continuously thereafter until termination of this Agreement to process a minimum average of 650,000 chickens per week, and
(ii) cause the Henderson Facility to process a minimum average of 325,000 chickens per week from the Henderson Facility Commencement Date continuously to January 1, 1997, and from January 1, 1997 continuously to May 1, 1997 to process a minimum average of 650,000 chickens per week, and from May 1, 1997 continuously to January 1, 1998 to process a minimum average of 975,000 chickens per week, and continuously thereafter until termination of this Agreement to process a minimum average of 1,300,000 chickens per week. All minimum average targets specified in this Section 1(a) shall be computed on a rolling twelve-week basis (or such lesser number of weeks as has elapsed since the Commencement Date or the Henderson Facility Commencement Date, as appropriate), but actual chickens processed in any week (exclusive of any week in which a holiday is observed) cannot be less than 85% of the weekly minimum average target. In the event that the production of the Facilities does not meet the targeted minimum averages set forth in this Section 1(a), whether by reason of lower than expected production rates, closure or production limitations imposed by law, partial condemnation or destruction, or otherwise,

                                       3
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the Supplier shall use its reasonable best efforts to purchase sufficient
Products from third-party suppliers ("Third-Party Products") to achieve the targeted minimum averages and shall sell such Third-Party Products to the Company at a price equal to the Facilities Cost (as defined herein) plus
    * (with the Facilities Cost being measured on a per-pound basis for purposes of setting the selling price for Third-Party Products) for such Products during the last period such minimum average was met. At the request of the Company, the Supplier shall increase production at the Facilities to levels not inconsistent with prudent business practices; provided, however, that the cost of such increases shall be included in the computation of the Facilities Costs.

     b. Upon receipt of shipping orders from the Company ("Orders"), the Supplier agrees to ship to the Company or third parties designated by the Company, from the production of the Facilities or Third-Party Products, any and all Products that the Company shall request shipment of pursuant to the Orders. All sales of Products hereunder (including any Outside Sales, as defined below) are F.O.B., at the producing Facility, with the Company solely responsible for any costs of shipping the Products. To the extent that the Company's Orders do not provide for shipment

* Confidential information omitted and filed separately with the Securities and Exchange Commission

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

of all of the Facilities' production of Products, the Supplier shall arrange the sale or otherwise dispose of such excess Products on commercially reasonable terms, consistent with efforts to maximize the selling price thereof, for the account of the Company and apply the proceeds of such sales (less any returns) to the Aggregate Purchase Price pursuant to Section 3 hereof.

     c. The Supplier agrees to invoice all shipments according to the specifications and directions of teh Company and to remit all payments received by it to the Company (or credit such payments against the Aggregate Purchase Price) immediately upon such receipt. All such payments are received by the Supplier as agent for the Company's benefit.

     2. TERM. The initial term of this Agreement shall be a period of five (5) years, beginning on the Commencement Date and ending on the date that is the fifth anniversary of the Commencement Date (the "Initial Term"). This Agreement may be renewed for up to a total of five (5) additional years in terms
(each, a "Renewal Term") of two years, two years and one year, successively, at the sole option of the Company by giving the Supplier written notice not less than twelve (12) months prior to the first day of any such Renewal Term. Notwithstanding the foregoing, the Company or the Supplier may terminate this Agreement

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prior to the expiration of the Initial Term or any Renewal Term as provided in Section 10 hereof.

     3.  PURCHASE PRICE; ESTIMATED PAYMENTS; EXAMINATIONS.

     a. The Company shall pay, as the total purchase price for all Products purchased by the Company hereunder, an amount (the "Aggregate Purchase Price") equal to (x) the Facilities Cost (as defined below) for the relevant Contract
Year (as defined below) plus     *        , minus (y) the Outside Sales (as
defined below). "Contract Year" shall mean each whole or partial fiscal year of the Supplier during the Initial Term or any Renewal Term; in the event that this Agreement commences on any day other than the first day of a fiscal year of the Supplier or terminates on any day other than the last day of a fiscal year of the Supplier, Contract Year shall mean that portion of the Supplier's fiscal year following the Commencement Date or preceding the termination date, as appropriate. The "Facilities Cost" shall mean, with respect to the relevant Contract Year and with respect to the Dexter Facility, from and after the Commencement Date, and with respect to the Henderson Facility, from and after the Henderson Facility Commencement Date, all costs and expenses (other than costs or expenses that constitute Excluded Costs, as defined below) that are (i) incurred in, or directly

* Confidential information omitted and filed separately with the Securities and Exchange Commission

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related to, the operation of such Facilities during the Initial Term or any
Renewal Term hereof, or (ii) assigned or allocated by the Supplier to such Facilities (including, without limitation, a reasonable allocation of the Supplier's corporate overhead expenses, determined in good faith based upon the methodology used by the Supplier in the allocation of corporate overhead expenses to all of its production facilities), less the credits described in the following sentence. There shall be credited against Facilities Cost (i) an amount equal to any employee withholding credits allowed the Supplier under the KREDA program applicable to operation of the Henderson Facility and (ii) an amount representing the sales or transfers of offal from the Facilities to the Supplier or affiliates of the Supplier, which amount shall be based on the then-current Jacobsen Mid-South poultry and feather meal quote as adjusted by the schedule attached hereto as Exhibit B. "Excluded Costs" shall mean the following costs or expenses: (i) the cost of shipping Products from the Facilities, (ii) any payments made by the Supplier pursuant to Section 9(a) hereof or any cost, expense or liability for which the Supplier has been indemnified, (iii) any cost, fine, defense expense or judgment relating to any failure of the Supplier to comply with applicable laws, (iv) any cost incurred in, directly related to, or assigned or allocated to the protein

                                       7
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plant at the Henderson Facility, (v) any taxes levied or paid solely with respect to the Supplier's income, (vi) any amount relating to any action, occurrence, incident, transaction, omission, claim, contract or liability prior to the Commencement Date or the Henderson Facility Commencement Date, as applicable, (vii) any environmental liability or clean-up, remediation or contribution imposed by applicable environmental law (but not including (A) any utilities surcharges or (B) any expenditures for preventive measures required by changes in applicable environmental laws after the date of this Agreement),
(viii) any costs incurred in violation of this Agreement, (ix) cost of Third-Party Products, (x) all depreciation expense with respect to the Dexter Facility capital assets listed on Exhibit C hereto accrued during any period prior to the earlier of the first week that the production of the Dexter Facility reaches 650,000 chickens or June 1, 1995, and (xi), prior to the earlier of the first week that production of the Henderson Facility reaches 1,300,000 chickens, all depreciation expense with respect to the Henderson Facility that exceeds the depreciation expense of the Dexter Facility, measured on a cents-per-pound-of-production basis. "Outside Sales" shall mean, with respect to the relevant Contract Year and with respect to the Dexter Facility, from and after the Commencement Date, and with
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respect to the Henderson Facility, from and after the Henderson Facility
Commencement Date, the proceeds actually received by the Supplier for sales of Products to any purchasers other than the Company (which purchasers may include the Supplier or affiliates of the Supplier); provided, however, that for purposes of computing Outside Sales, (i) no credit will be given for the sales of products from the protein plant at the Henderson Facility, and (ii) no credit will be given for any sales proceeds that are payment for or reimbursement of shipping expenses.

     b. The Aggregate Purchase Price for any Contract Year shall be paid in installments, as invoiced by the Supplier upon the shipment of Orders. Each such invoice shall be based upon an estimated total cost of the Products shipped (such estimates to be determined in good faith by the Supplier), plus
       * , and shall be adjusted, as necessary, to reflect the payment or refund of any Balancing Amount computed under Section 3(c). Invoices shall be due and payable within fifteen (15) days of their respective dates.

     c. Not later than thirty (30) days after the end of the first, second and third of the Supplier's fiscal quarters of each Contract Year, and not later than forty-five (45) days after the end of the fourth fiscal quarter of each Contract Year, the

* Confidential information omitted and filed separately with the Securities and Commission

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

Supplier shall provide the Company with a written report showing in reasonable
detail (i) the Facilities Cost plus       *      calculated for the period
from the first day of such Contract Year through the end of such quarter, (ii) the sum of (A) the net amount paid in installments toward the Aggregate Purchase Price plus (B) the amount of Outside Sales, each calculated from the first day of such Contract Year through the end of such quarter, and (iii) the difference, if any, between the amounts described in clauses (i) and (ii) (the "Balancing Amount"). If the Balancing Amount reflects an underpayment or overpayment of the Aggregate Purchase Price, the Supplier shall, during the subsequent fiscal quarter, appropriately adjust the invoices provided for in Section 3(b) to cause the payment or refund of the Balancing Amount during such subsequent quarter. On the expiration or termination of this Agreement, any portion of a Balancing Amount that has not been previously reflected in an invoice to the Company shall be paid by or refunded to the Company, as appropriate. In addition to the quarterly reports, the Supplier shall provide the Company monthly statements of operational results.

     d. The Company shall be entitled, at its expense, (i) to examine the books and records of the Supplier that are relevant to the determination of the Facilities Cost, Outside Sales and

* Confidential information omitted and filed separately with the Securities and Exchange Commission

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Aggregate Purchase Price, provided that any such examination shall be conducted during the Supplier's normal business hours and in such a manner as to reasonably minimize disruption of the Supplier's business, (ii) to participate in the Supplier's preparation of budgets for the Facilities and, following the Commencment Date or the Henderson Facility Commencment Date, as appropriate, to approve any capital expenditure or related series of capital expenditures at either Facility that exceeds $100,000, (iii) to direct the Supplier with respect to the purchase of feed for the production of chickens to be processed at the Facilities, (iv) to review the Supplier's allocation of overhead expenses and costs and allocation of the Henderson protein plant, (v) to review and approve all general increases in wages (or bonuses or increases for specific employees or group not in accordance with past practice) or material changes in working conditions, benefits and regulation, if such increases or changes are not generally applicable to the Supplier's other chicken processing facilities, (vi) to review and approve all self-dealing transactions of the Supplier and its directors, officers, employees and affiliates affecting the Facilities Cost, if such transactions are not based on market prices and terms, and (vii) to determine, jointly with the Supplier, the amounts of bonuses to be paid to the management

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employees of the Facilities. Any management bonuses so determined shall be paid by the Supplier and included in the calculation of the Facilities Cost. All amortization and depreciation of equipment, products and services used in the computation of Facilities Cost shall be included in Facilities Cost in accordance with the depreciation and amortization schedules and policies attached as Exhibit D to this Agreement or as may otherwise be mutually agreed. No cost incurred in violation of this Agreement shall be included in Facilities Cost.

     e. At the commencement of the second Contract Year, both parties, in good faith, will outline and implement a program to reduce costs (the "Cost Improvement Program"). The Cost Improvement Program will include a sharing of the benefits of cost improvements (reductions) other than feed costs from the prior year's base cost on an equal basis. The intent is to lower costs while maintaining or improving quality, service and productivity. The Cost Improvement Program will be ongoing and refocused from time to time as the Supplier and the Company deem appropriate and advantageous. The Cost Improvement Program will also be a component in establishing objectives for Facilities management as a basis for the management performance bonus program.

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     4.  SPECIFICATIONS AND INSPECTION.

     a. The BC Products shall be produced according to the quality and production standards as set forth on Exhibit A hereto.

     b. The Facilities and the Products shall be subject to inspection and test by the Company to the extent practicable at all times and places, including during the period of manufacture and, in any event, prior to final acceptance by the Company or other purchaser.

     c. The Supplier shall provide and maintain a quality control system covering any Products sold to the Company or for the Company's account. Records of all inspection work by the Supplier shall be kept complete and available to the Company during the performance of an Order.

     5.  SUPPLIER'S COVENANTS.

     a. The Supplier covenants that, during the term of this Agreement, it shall:

     i. operate the Facilities in compliance with all applicable laws and regulations;

     ii. use its best efforts, consistent with industry practices, to minimize the Facilities Cost;

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     iii.  cooperate in good faith with the Company in any investigation or health or other inspection relating to the Facilities or the Products; and

     iv. process and package the BC Products as specified by the Company from time to time.

     b. The Supplier covenants that, during the term of this Agreement, it shall not, without the prior consent or approval of the Company, which consent or approval shall not unreasonably be withheld:

     i. produce at the Facilities any product other than the Products sold to the Company pursuant to this Agreement (except protein plant products at the Henderson Facility);

     ii. following the Commencment Date or the Henderson Facility Commencment Date, as appropriate, make any capital expenditure or related series of capital expenditures at either Facility in excess of $100,000;

     iii. depreciate any of the Facilities' capital assets in a manner inconsistent with the manner in which the Supplier has depreciated comparable capital assets at its other production facilities in the past, as set forth in Exhibit D;

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     iv.  take any hedging position with respect to any feed grain or other commodity that would be included in the calculation of the Facilities Cost; or

     v. change its current method of corporate overhead allocation (based upon an imputed interest expense at an interest factor that may vary during any of the Supplier's fiscal years).

     6. ORDERING AND LOGISTICS. The Supplier and the Company hereby undertake to establish jointly an efficient ordering, shipping and inventory procedure within ninety days after the date of this Agreement.

     7. FORCE MAJEURE. Neither the Supplier nor the Company shall be liable for, or deemed to be in default hereunder or subject to any remedies of the other party as a result of, delays or performance failures due to fire or other acts of God, strikes, riots or similar causes beyond such party's reasonable control, and without the fault or negligence of the Company or the Supplier; provided, however, that when the Supplier has reason to believe that deliveries of BC Products will not be made as scheduled, written notice setting forth the cause of the anticipated delay shall be given immediately to the Company and the Supplier shall use reasonable efforts to facilitate the Company in securing alternative supplies of BC Products.

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 8.  WARRANTIES.

     a.  The Supplier represents and warrants that:

     i. the Supplier is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware;

     ii. the execution, delivery and performance by the Supplier of this Agreement are within the Supplier's corporate powers, have been duly authorized by all necessary corporate action, and do not contravene the Supplier's charter or by-laws or any law or contractual restriction binding on or affecting the Supplier;

     iii. there is no pending or threatened litigation challenging the Supplier's authority to enter into and perform under this Agreement;

     iv. each and every Product and its packaging: (A) will not be adulterated or misbranded within the meaning of any applicable federal, state or local law, or any rules and regulations promulgated thereunder; (B) will be produced in accordance with the quality and production standards set forth on Exhibit A hereto; and (C) will comply in with applicable federal, state and local laws, and the rules and regulations promulgated thereunder; and

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     v.  the production of Products at the Facilities does not infringe any patent, copyright, trade secret or other proprietary right or process.

     b.  The Company represents and warrants that:

     i. the Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware;

     ii. the execution, delivery and performance by the Company of this Agreement are within the Company's corporate powers, have been duly authorized by all necessary corporate action, and do not contravene the Company's charter or by-laws or any law or contractual restriction binding on or affecting the Company;

     iii. there is no pending or threatened litigation challenging the Company's authority to enter into and perform under this Agreement.

     9.  INDEMNITY.

     a. The Supplier agrees to protect and indemnify and hold harmless the Company and its customers, shareholders, officers, directors, employees, franchisees, joint venturers, agents and affiliates from any claim, demand, loss, damage, liability, cost or expense, directly or indirectly arising out of,

                                       17
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or in connection with, or resulting from, the willful or negligent acts or omissions of the Supplier, or any of its employees, agents or contractors, relating to the manufacture, sale, use or consumption of any article of food sold or delivered by the Supplier to the Company. In the event the Company is required to conduct a recall or notification campaign due to an alleged defect in the Supplier's Products, the Supplier will conduct the same or pay the Company's costs and expenses thereof at the Company's option.

     b. The Company agrees to protect and indemnify and hold harmless the Supplier, its shareholders, officers, directors, employees, joint venturers, agents and affiliates from any claim, demand, loss, damage, liability, cost or expense, directly or indirectly arising out of, or in connection with, or resulting from, the willful or negligent acts or omissions of the Company, or any of its employees, agents or contractors, relating to the sale, use or consumption of any article of food sold or delivered by the Supplier to the Company.

     10. TERMINATION OF AGREEMENT. Notwithstanding anything to the contrary herein stated, this Agreement shall terminate prior to the expiration of the term provided for in Section 2 hereof:

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     a.  at the option of the Company, upon the filing of a voluntary bankruptcy or insolvency petition by the Supplier or an involuntary bankruptcy or insolvency petition against the Supplier which is not vacated within 30 days from the date of filing, or the entry of an order for relief in any bankruptcy proceeding in which the Supplier is a defendant; the appointment of a receiver or trustee for the Supplier; the execution of an assignment for the benefit of creditors of the Supplier or the execution of a composition with creditors or any agreement of like import by the Supplier; or

     b. at the option of the Supplier, upon the filing of a voluntary bankruptcy or insolvency petition by the Company or an involuntary bankruptcy or insolvency petition against the Company which is not vacated within 30 days from the date of filing, or the entry of an order for relief in any bankruptcy proceeding in which the Company is a defendant; the appointment of a receiver or trustee for the Company; the execution of an assignment for the benefit of creditors of the Company or the execution of a composition with creditors or any agreement of like import by the Company; or

     c. at the option of the Supplier, in the event that the Company is in default in the performance of any of the terms or

                                       19
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conditions of this Agreement (including payment obligations, or the Company shall breach any representation or warranty of the Company set forth in this Agreement in any material respect), provided that such default or breach is not cured within thirty (30) days after written notice to the Company by the Supplier of such default or breach;

     d. at the option of the Company, in the event that the Supplier is in default in the performance of any of the terms or conditions of this Agreement, or the Supplier shall breach any of its representations or warranties set forth in this Agreement in any material respect, provided that such default or breach is not cured within thirty (30) days after written notice to the Supplier by the Company of such default or breach; or

     e. upon a change in control of (i) the Supplier, at the option of the Company, or (ii) the Company, at the option of the Supplier.

     If this Agreement is terminated pursuant to Section 10(c), the Company agrees that it will purchase from the Supplier at the Supplier's net out-of-pocket cost, or reimburse the Supplier for its net out-of-pocket cost, for all packaging materials purchased by the Supplier for the Products and which have been rendered unusable because of such termination.

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     11.  INSURANCE.  The Supplier shall at all times maintain commercial general liability insurance, including product liability and contractual liability coverage, the coverages, amounts and deductible levels of such policies to be consistent with industry standards. Such policies shall name the Company as additional insured and the Supplier shall provide the Company with certificates of insurance evidencing these insurance coverages providing for 30 days' advance written notice to the Company of any material change or termination of these coverages.

     12. REMEDIES UPON DEFAULT. Termination of this Agreement by either party pursuant to Section 10(c) or (d) shall not limit or otherwise affect the remedies of the nondefaulting or nonbreaching party against the defaulting or breaching party. In the event that either party is in default under any of the terms or conditions of this Agreement or has materially breached any of its representations or warranties in this Agreement, the nondefaulting or nonbreaching party shall be entitled to pursue, in addition to any remedies specifically provided herein, all further remedies then available under the applicable state Uniform Commercial Code or otherwise available at law or in equity.

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13.  PROPRIETARY INFORMATION.

     a. The Company and the Supplier acknowledge that they have previously executed and delivered a Confidentiality Agreement, dated June 23, 1994, and such Confidentiality Agreement is incorporated herein, as if fully set forth, and shall be effective during the term of this Agreement.

     b. In the event of a breach or threatened breach of the obligations of the either party pursuant to the Confidentiality Agreement, the breaching party agrees that in addition to any other legal rights or remedies that the other party may have, the other party shall be entitled to injunctive and/or other equitable relief to prevent or remedy such breach or threatened breach.

     14. SUCCESSORS AND ASSIGNS. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, but shall not be assignable by either party hereto without the prior written consent of the other party hereto, which consent shall not unreasonably be withheld.

     15. NOTICES. Any notice or other communication provided for herein or given hereunder to a party hereto shall be in writing and shall be (i) mailed by first class registered or certified mail, postage prepaid, (ii) delivered by a nationally recognized overnight courier service, or (iii) transmitted by confirmed

                                       22
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facsimile or other confirmed electronic transmission, addressed as follows:

     If to the Company:

          Boston Chicken, Inc.
          14103 Denver West Parkway
          P.O. Box 4086
          Golden, Colorado 80401-4086
          Facsimile:  (303) 384-5335

          Attn: Donald J. Bingle
                General Counsel

     If to the Supplier:

          Hudson Foods, Inc.
          1225 Hudson Road
          Rogers, Arkansas 72756
          Facsimile:  (501) 631-5400

          Attn: Michael T. Hudson
                President

or to such other address with respect to a party as such party shall notify the other party in writing as above provided.

     16. ENTIRE AGREEMENT; AMENDMENT. This Agreement (including attachments, exhibits and materials incorporated by reference) represents the entire agreement between the parties and may not be contradicted by evidence of prior, contemporaneous or subsequent oral agreements of the parties. Any amendment of this Agreement shall be in writing, signed by both parties.

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

     17. WAIVERS OF JURY TRIAL AND PUNITIVE DAMAGES. THE SUPPLIER AND THE COMPANY EACH HEREBY IRREVOCABLY WAIVE (A) ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT AND (B) ALL RIGHT TO SEEK OR RECEIVE PUNITIVE DAMAGES IN ANY SUCH ACTION, PROCEEDING OR COUNTERCLAIM.

     18. GOVERNING LAW. This Agreement shall be construed and enforced in accordance with the laws of the State of Delaware and shall be subject to the Uniform Commercial Code of the State of Delaware to the extent not inconsistent with the terms hereof.

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  IN WITNESS WHEREOF, the parties hereto have executed this instrument as of the date first above written.

                             HUDSON FOODS, INC.

                                /s/ JAMES T. HUDSON
                             By -----------------------------------
                                James T. Hudson
                                Chairman and Chief Executive Officer


                             BOSTON CHICKEN, INC.

                                /s/ BRUCE O. BURNHAM
                             By -----------------------------------
                                Bruce O. Burnham
                                Vice President, Purchasing
                                 and Logistics

                                       25